2025 REPORT

HEVO



LETTER

Dear investors,

HEVO continues to build momentum as the market increasingly recognizes the need for automatic, wireless charging solutions for electric vehicles, autonomous vehicles and commercial fleets. Recent developments with leading industry organizations, automotive companies and commercial partners further validate the growing demand for technologies that eliminate charging friction and improve operational efficiency. We believe the future of mobility will require charging systems that are as seamless and autonomous as the vehicles themselves. Thank you for your continued support as we work to commercialize our technology, expand strategic partnerships and create long-term value for our shareholders.

We need your help!

We would greatly appreciate your help spreading the word about HEVO and our investment opportunity to your personal and professional networks. Our investor community has been one of the company's greatest strengths, and many of our best introductions have come directly from shareholders who believe in our mission. As we continue advancing wireless charging solutions for electric vehicles, autonomous vehicles and commercial fleets, every introduction, share, repost and conversation helps expand awareness. Thank you for supporting HEVO and helping us accelerate the future of transportation and charging infrastructure.

Sincerely,

Jeremy McCool

CEO and Chairman

Robert Remenar

Director

Yifan Tang

Director

How did we do this year?

REPORT CARD

B-

☺ **The Good**

Commercial progress with OEMs, AV companies, other type of fleets

Crowdfunding and offline investments

Strengthened board with new directors

☹ The Bad

Lower funding than targeted

Pending lawsuits

Legacy OEM slowdown on EVs

2025 At a Glance

January 1 to December 31


$$$$

$108,430 [67%]
Revenue



-$1,098,694
Net Loss


IOU!

$2,395,180 [33%]
Short Term Debt



$4,575,904
Raised in 2025



$15,500
Cash on Hand

Cash on Hand
As of 05/15/25

INCOME BALANCE NARRATIVE


Revenues
Profit
$325,291
-$3,029,332
$108,430
-$1,098,694
2024
2025

Net Margin: -1,013% **Gross Margin:** 100% **Return on Assets:** -123% **Earnings per Share:** -$0.08

Revenue per Employee: $36,143 **Cash to Assets:** 0% **Revenue to Receivables:** ~ **Debt Ratio:** 436%

Hevo_Inc._FY2025_Audited_Consolidated_GAAP_Financial_Statements__1_.pdf

Thank You!

From the HEVO Team



Jeremy McCool

CEO and Chairman

Jeremy founded HEVO to reduce fossil fuel dependence by accelerating EV adoption. Under his leadership, HEVO achieved UL and SAE certifications, secured automaker agreements and ~$19M in investment. He is a...



Jon Holland

Finance and Operations

Jon led two successful exits before joining HEVO, serving as CFO at Qmerit and EV Connect, both acquired by Schneider Electric. At Qmerit, he...



Robert Skinner

Commercial and Marketing

Bob served as VP of Digital Services and Marketing Technologies for FordDirect, delivering digital marketing solutions to Ford and...



Umer Anwer

Chief Technologist



Arvind Krishna

SVP Advanced Engineering

Umer has led power engineering at HEVO since 2016, bringing over 25 years of experience. He has delivered UL-certified next-generation wireless...

Arvind leads the design of innovative products like polyphase coil topologies for HEVO. He developed next-gen solar microinverters at...



Hakim Tlemsani

Commercial and Infotainment

Hakim supports HEVO's European commercial relationships, fundraising, and growth planning. Prior to HEVO, he expanded market share with PSA...



Roger Atkins

Board of Advisors

Roger joined HEVO in August 2023, supporting PR strategy, commercial relationships, fundraising, and growth planning. With over 300,000 LinkedI...



Robert Remenar

Finance and Commercialization

Robert supports fundraising, commercial relationships, strategic planning, and growth. Robert has held top executive positions at General...



Yifan Tang

Board of Directors

Yifan Tang, an EV industry technologist, led development at Tesla, Lucid Motors, Seres EV, and Volta Charging. He holds over 100 US...



Jesse Schneider

Commercial and Global Standards

Jesse supports HEVO's commercial relationships and SAE J2954 wireless EV charging standards. He has

Pharra Perry

extensive experience in EVs and...

Sofia Merlino

Somos Pipencia

Sofia Merlino

Jose Seco

Details

The Board of Directors

Director	Occupation	Joined
Jeremy McCool	CEO @ HEVO Inc	2011
Yifan Tang	Technologist, Entrepreneur @ Paly Ventures	2023
Robert Remenar	Self-employed @ Board Member	2025

Officers

Officer	Title	Joined
Jeremy McCool	CEO	2011

Voting Power

Holder	Securities Held	Voting Power
Jeremy McCool	5,211,393 Voting Common, Preferred	41.9%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
02/2020	$3,966,167		Section 4(a)(2)
04/2020	$114,710		Other
02/2021	$118,930		Other
02/2021	$493,849	Common Stock	Section 4(a)(2)
02/2021	$3,797,863	Preferred Stock	Section 4(a)(2)
10/2021	$500,000		Section 4(a)(2)
02/2022	$2,140,854	Safe	Regulation D, Rule 506(c)
07/2022	$1,888,102	Safe	Regulation Crowdfunding
05/2023	$839,657		4(a)(6)
09/2023	$1,000,000		Other
11/2023	$905,500	Safe	Regulation D, Rule 506(b)
02/2025	$3,381,796	Safe	Regulation D, Rule 506(b)
05/2025	$345,000	Safe	Regulation D, Rule 506(b)
07/2025	$250,000	Preferred Stock	Regulation D, Rule 506(c)
08/2025	$20,000	Preferred Stock	Section 4(a)(2)
08/2025	$579,108		4(a)(6)
01/2026	$105,000	Safe	Regulation D, Rule 506(c)
	$571,738		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
02/20/2020	$3,966,167	6.0%	15.0%	$25,000,000	02/20/2022
10/06/2021	$500,000	8.0%	20.0%	None	12/31/2025
05/02/2025	$345,000	20.0%	20.0%	$50,000,000	05/02/2026

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
SBA PPP loan	04/01/2020	$114,710	$0	1.0%		Yes
SBA PPP Loan	02/01/2021	$118,930	$0	1.0%	02/01/2026	Yes
David S.	09/26/2023	$1,000,000	$1,000,000	0.0%		Yes

Related Party Transactions

Name	Certain Shareholders
Amount Invested	$30,000
Transaction type	Loan
Issued	12/31/2025
Outstanding principal plus interest	$30,600 as of 10/2026
Interest	2.0 per annum
Maturity	12/31/2026
Outstanding	Yes
Current with payments	Yes
Relationship	Shareholders
Extended loans	

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	20,000,000	6,253,966	Yes
Series A 1 Preferred Stock	10,000,000	6,189,369	Yes
Non Voting Common Stock	10,000,000	1,010,417	No
Series A 2 Preferred Stock	2,501,125	524,829	Yes

Warrants:	1
Options:	2

Form C Risks:

Financial Risk: Investors may lose their entire investment if the project fails or does not generate expected returns. Crowdfunding investments are often in early-stage ventures, which inherently carry higher financial risks.

Market Risk: The risk that the market demand for the product or service may not materialize as expected. This can be due to competition, changes in consumer preferences, or broader economic conditions.

Operational Risk: Risks related to the day-to-day operations of the project, including supply chain disruptions, management issues, or other operational challenges that can affect the project's success.

Project Failure Risk: The risk that the project may not be completed successfully or may fail to deliver the promised product or service. This can result from various factors such as technical challenges, market conditions, or management issues.

Potential Litigation Risk: The risk of legal disputes arising from various aspects of the project, including intellectual property issues, contract disputes, or claims from investors or other stakeholders. Litigation can be costly and time-consuming, potentially impacting the project's success and financial stability.

Regulatory Risk: Changes in laws and regulations can impact the viability of the project or the ability to raise funds. Compliance with securities laws and other regulations is crucial, and failure to adhere can lead to legal consequences.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our

securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company
HEVO Inc.

Delaware Corporation
Organized November 2011
3 employees
117 8TH ST
BROOKLYN
NEW YORK NY 11215 http://www.hevo.com

Business Description

Refer to the HEVO profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

HEVO has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

We have had the annual reports finalized but due to personnel exits, they were not properly filed. The company is filing them now.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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